UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Eaton Vance Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units granted on November 1, 2016, November 1, 2017, January 10, 2018 and November 1, 2018

(Title of Classes of Securities)

N/A

(CUSIP Number of Classes of Securities)

Frederick S. Marius

Chief Legal Officer

Eaton Vance Corp.

Two International Place

Boston, Massachusetts 02110

(617) 482-8260

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jonathan Wolfman

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation(1)		Amount of filing fee(2)
$25,057,562		$3,036.98

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount assumes that Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units having an aggregate value of $25,057,562 as of September 10, 2019 will be exchanged for restricted stock awards pursuant to the exchange offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $2,610.69	Filing Party: Eaton Vance Corp.
	Form or Registration No.: 005-39408	Date Filed: August 28, 2019
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

2

EXPLANATORY NOTE

This Amendment No. 1 amends and restates the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 28, 2019 (the “Schedule TO”) by Eaton Vance Corp., a Maryland corporation (“Eaton Vance” or the “Company”), which relates to the offer by the Company to eligible employees of its subsidiary Parametric Portfolio Associates LLC (“Parametric”) to exchange all outstanding Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units for Eaton Vance Corp. restricted stock awards, on the terms and subject to the conditions described in the Amended and Restated Offer to Exchange Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units (“Incentive Units”) for Eaton Vance Corp. Restricted Stock Awards (“RSAs”) at a Fixed Exchange Ratio, dated August 28, 2019, as amended on September 10, 2019 (the “Offer to Exchange”).

This Amendment No. 1 reflects a change in the consideration being offered by the Company in the exchange offer. The consideration will now be determined by a fixed exchange ratio.

3

This Tender Offer Statement on Schedule TO is filed by Eaton Vance and relates to the offer by Eaton Vance to eligible employees of Parametric to exchange all outstanding Eaton Vance Corp. Deferred Stock Awards related to Incentive Units granted pursuant to the 2016 Parametric Phantom Incentive Plan (the “2016 Parametric Plan”) or the 2018 Parametric Phantom Incentive Plan (the “2018 Parametric Plan”) for RSAs. The terms of the exchange offer are subject to the conditions described in the Offer to Exchange, a copy of which is filed herewith as Exhibit (a)(1)(A), and the Election Form, a form of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Exchange is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet and Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)               Name and Address. Eaton Vance Corp., a Maryland corporation, is the issuer and the subject company. The address of the Company’s principal executive office is Two International Place, Boston, Massachusetts 02110, and the Company’s telephone number at that address is (617) 482-8260.

(b)               Securities. This Tender Offer Statement on Schedule TO relates to the offer by the Company to eligible employees of Parametric to exchange all outstanding eligible awards for RSAs granted under the Eaton Vance Corp. 2013 Omnibus Incentive Plan, as amended (the “EVC 2013 Plan”). “Eligible awards” are outstanding Eaton Vance Corp. Deferred Stock Awards related to Incentive Units that were granted pursuant to the 2016 Parametric Plan or the 2018 Parametric Plan and are settled through delivery of shares of non-voting common stock of the Company issued under the EVC 2013 Plan. Eligible awards granted on November 1, 2016 and November 1, 2017 are under the 2016 Parametric Plan. Eligible awards granted on January 10, 2018 and November 1, 2018 are under the 2018 Parametric Plan. The 2016 Parametric Plan and the 2018 Parametric Plan are substantially similar, other than the unitization of awards. Under the 2016 Parametric Plan, one Incentive Unit is equivalent at vesting to one unit of Parametric. Under the 2018 Parametric Plan, 100 Incentive Units are equivalent at vesting to one unit of Parametric. The same exchange ratio will apply regardless of the date of grant of the eligible award (subject only to adjustment for the unitization of awards under the 2018 Parametric Plan). “Eligible employees” are all employees of Parametric that hold eligible awards.

4

As of September 10, 2019, the number of outstanding eligible awards were as follows:

Grant Date	Number of Incentive Units Outstanding
November 1, 2016	2,221
November 1, 2017	2,928
January 10, 2018	1,345
November 1, 20183	336,343

(c)               Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying the Awards and RSAs”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)               Name and Address. The Company is the filing person and the issuer. The Company’s business address is Two International Place, Boston, Massachusetts 02110, and the Company’s telephone number at that address is (617) 482-8260.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)               Material Terms. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 1 (“Eligibility”), Section 2 (“Number of Shares of Restricted Stock; Expiration Time”), Section 3 (“Purposes of the Exchange Offer”), Section 4 (“Procedures for Electing to Exchange Awards”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Awards for Exchange and Granting of RSAs”), Section 7 (“Conditions of the Exchange Offer”), Section 8 (“Price Range of Shares Underlying the Awards and RSAs”), Section 9 (“Source and Amount of Consideration; Terms of RSAs”), Section 12 (“Status of Awards Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material Income Tax Consequences”) and Section 15 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b)               Purchases. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

5

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)               Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)               Purposes. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under Section 3 (“Purposes of the Exchange Offer”) is incorporated herein by reference.

(b)               Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Awards for Exchange and Granting of RSAs”) and Section 12 (“Status of Awards Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.

(c)               Plans. The information set forth in the Offer to Exchange under Section 3 (“Purposes of the Exchange Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)               Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of RSAs”) is incorporated herein by reference.

(b)               Conditions. Not applicable.

(c)               Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)               Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b)               Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)               Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a)               Financial Information. The information set forth in Schedule B to the Offer to Exchange and under Section 10 (“Information Concerning Eaton Vance; Financial Information”) and Section 17 (“Additional Information”) is incorporated herein by reference. The Company’s

6

Annual Report on Form 10-K for the year ended October 31, 2018, as filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2018, its Quarterly Report on Form 10-Q for the quarter ended January 31, 2019, filed with the SEC on March 8, 2019, its Quarterly Report on Form 10-Q for the quarter ended April 30, 2019, filed with the SEC on June 5, 2019, and its Quarterly Report on Form 10-Q for the quarter ended July 31, 2019, filed with the SEC on September 6, 2019, are incorporated by reference herein and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)               Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)       Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Exchange Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units for Eaton Vance Corp. Restricted Stock Awards at a Fixed Exchange Ratio, dated August 28, 2019, as amended on September 10, 2019
(a)(1)(B)	Form of Election Form
(a)(1)(C)	Form of Withdrawal Form
(a)(1)(D)	Form of Email Regarding Exchange Offer (incorporated by reference from the Schedule TO-I filed on August 28, 2019)
(a)(1)(E) (a)(1)(F)	Form of Email Regarding Change to Exchange Offer Annual Report on Form 10-K for the year ended October 31, 2018, filed with the SEC on December 21, 2018, is incorporated herein by reference
(a)(1)(G)	Quarterly Report on Form 10-Q for the quarter ended January 31, 2019, filed with the SEC on March 8, 2019, is incorporated herein by reference
(a)(1)(H)	Quarterly Report on Form 10-Q for the quarter ended April 30, 2019, filed with the SEC on June 5, 2019, is incorporated herein by reference
7

(a)(1)(I)	Quarterly Report on Form 10-Q for the quarter ended July 31, 2019, filed with the SEC on September 6, 2019, is incorporated herein by reference
(b)	Not applicable.
(d)(1)	2016 Parametric Phantom Incentive Plan, dated October 26, 2016. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 31, 2016.)
(d)(2)	2018 Parametric Phantom Incentive Plan, dated January 10, 2018. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 12, 2018.)
(d)(3)	Eaton Vance Corp. 2013 Omnibus Incentive Plan, as amended and restated on October 24, 2018. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 26, 2018.)
(d)(4)	Form of Restricted Stock Award Agreement (incorporated by reference from the Schedule TO-I filed on August 28, 2019)
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EATON VANCE CORP.

By: /s/ Thomas E. Faust Jr.
Name: Thomas E. Faust Jr.
Title: Chairman, Chief Executive Officer and President

Date: September 10, 2019

8